QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Autonomy Systems Ltd Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Phone: +44 (0) 1223 448 000 Fax: +44 (0) 1223 448 001 Email: autonomy@autonomy.com www.autonomy.com

19 April 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
United States

Re:    Arthur Andersen

Ladies and Gentlemen:

Arthur Andersen has represented to Autonomy Corporation plc that its audit was subject to the firm's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of U.S. national office consultation to conduct the relevant portions of the audit.

Sincerely,

/s/ ANDREW M. KANTER Andrew M. Kanter Chief Operating Officer

QuickLinks

  Exhibit 99.1